St. Jude RESOURCES LTD.

NEWS RELEASE

St Jude Announces Positive Drill and Metallurgical Results From Goulagou

Vancouver, October 5, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to report drilling and metallurgical testing results from the company's 90% owned Goulagou gold project in Burkina Faso. Exploration drilling continues to define an oxidized, bulk tonnage resource in the area of GG1 and GG2. Highlights from the latest round of drilling include **9 meters of 2.50 g/t** at the GG2 zone. Drilling to date has expanded the strike of the GG2 main zone to over **1,800 meters** and the zone remains open (see attached map). There are also parallel zones within 100 meters north and south of the main zone that the company is defining. The company believes these results are significant and encouraging because they confirm the continuity of the deposit along strike and down dip. The next phase of drilling will continue to delineate the overall extent of the mineralization.

A table of significant results follows:

HOLE #	DIP	Coordinates		From - To	Interval Width	Grade g/t Au	Zone
	Degree	North (m)	East (m)	(m)	(m)		
SJB-114	**-45**	**1505278**	**576492**	**27-35**	**8**	**1.99**	**GG-2**
Incl.				**27-34**	**7**	**2.17**	
SJB-115	-45	1505185	576565	20-23	3	0.77	GG-2
SJG-116	-45	1505520	575910	103-108	5	1.42	GG-2
				136-138	2	1.51	
SJG-118	**-45**	**1506968**	**573235**	**12-25**	**13**	**1.08**	**GG-1**
SJG-120	-45	1506990	573725	71-72	1	1.51	GG-1
				81-97	16	0.91	
Incl.				89-96	7	1.16	
SJG-121	-45	1506965	573700	31-43	12	1.03	GG-1
				64-70	6	0.80	
				77-84	7	0.77	
SJG-123	-45	1507180	574325	53-55	2	1.79	GG-1
SJG-124	-45	1507032	573335	9-23	14	1.18	GG-1
Incl.				17-21	4	2.01	
SJG-128	**-80**	**1505230**	**576760**	**8-9**	**1**	**10.53**	**GG-2**
SJG-130	-45	1505455	576410	210-212	2	2.83	GG-2
				285-294	9	1.44	
SJG-131	**-50**	**1505300**	**576370**	**41-50**	**9**	**2.50**	**GG-2**
Incl.				**42-49**	**7**	**3.07**	
				102-109	7	0.78	
SJG-132	-45	1505425	576190	4-14	12	1.18	GG-2

To date the company has drilled approximately 18,000 meters in 133 holes at Goulagou. The previous operator completed 421 holes totalling 22,869 meters. As a result of the significant data generated to date, the company believes that a N.I. 43-101 initial resource estimate will be completed prior to the end of Q1 next year.

dlw 10/20

St. Jude's exploration is under the direct supervision of George A. Flach, B.Sc.,P.Geo., who is the Qualified Person responsible for the design and management of the drill program.

Metallurgical Test Results

The company is also pleased to report that preliminary metaluricigal test results have been carried out at McClelland Labs in Reno Nevada. Gold recovery averaged over 70% in the column leach tests with over 88% of the recoverable gold leaching out of the samples in 20 days or less. **These positive results confirm that the Goulagou is amenable to low cost heap leach processing techniques.**

In March of 2004 the company announced an option to purchase a partially refurbished heap leach plant. A complete review of the plant and alternatives has been completed by GBM Minerals Engineering Consultants and St Jude's engineering staff. This study determined that the plant specifications are not optimal for our project needs, therefore the company has elected not to exercise its option.

Clarification

The previous operator Channel Resources Ltd. ("CRL") estimated an inferred resource according to the guidelines provided by the Canadian Institute of Mining Metallurgy and Petroleum. This inferred resource was reported as 774,700 ounces (hereinafter referred to as the historical resource estimate). St. Jude wishes to clarify any previous statements made in any news releases or Management Discussion and Analysis in this regard. St. Jude has referred to this historical estimate as a preliminary inferred resource, which is not an acceptable category pursuant to the provisions of National Instrument 43-101.

St. Jude is not treating the historical resource estimate as a National Instrument 43-101 defined resource or reserve confirmed by a Qualified Person. No independent verification of this historical data has been performed and the company has not completed sufficient exploration to verify the CRL resource estimate. St. Jude has been on the project for approximately 2 years and all of our exploration results correlate well with the CRL data. This leads the company to believe that the exploration carried out by CRL was done in a professional and diligent manner and is therefore relevant. However, this historical resource estimate was prepared prior to National Instrument 43-101 and therefore should not be relied upon.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits amenable to low cost mining techniques. The company's projects in West Africa now cover over 2,900 sq. km. (716,605 acres) of one of the most productive gold bearing regions in the world. With over $11 million in its treasury, no debt, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

No Stock Exchange has reviewed or accepts the responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6
Tel: +1 - 604 - 940 – 6565
Toll Free – 866 – 281 - 2193
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com


GG2 DRILL PLAN
Goulagou Project
BURKINA FASO
St. Jude
RESOURCES LTD.
STJUDEGOLD.COM
Goulagou
Surface projection of Goulagou 2 deposit
AFRICA
Goulagou
BURKINA FASO
ROUNGA PERMIT 240 km²
GOULAGOU PERMIT 247 km²
Watinoma
Watigue
Zom
Sobona North
Pogro North
Dinguiri
Pogro
Rounga
Paila Ext.
Saima
Yabonsgo
Goro
Kanebe
GG1
GG2
Bogoya-Bingo
Sinofousse
4 km
A.G.B. September 2004
574940E
575040E
575135E
575215E
575270E
575315E
575370E
575415E
575470E
575515E
575570E
575620E
575660E
575760E
575860E
575910E
575960E
576005E
576060E
576095E
576140E
576190E
576240E
576280E
576330E
576360E
576410E
576470E
576515E
576565E
SO-134
SO-135
SO-131
SO-129
SO-130
SO-123
SO-143
SO-147
SO-148
SO-140
SO-141
SO-142
SO-119
DDH-4
DDH-3
DDH-2
DDH-F

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Insider transaction detail - View details for insider

2004-10-05 17:35 ET

Transactions sorted by : Insider
Insider family name : McMURRAY (Starts with)
Given name : Todd (Starts with)
Transaction date range : September 28, 2004 - October 1, 2004

Insider name: McMurray, Todd

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
331037	2004-10-01	2004-10-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	1.4700	60,000						

St. Jude RESOURCES LTD

NEWS RELEASE

St. Jude Announces Gold Exploration Program On Its Drill Ready Projects in Niger, West Africa

Vancouver, October 7, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce the commencement of the phase one gold exploration program on the company's 90% owned Deba and Tialkam permits in Niger, West Africa. Phase one of the program will include up to 10,000 meters of rotary air blast drilling to test numerous gold targets that have been established by a combination of significant geochem data, previous trenching and drilling, as well as extensive artisanal gold mining activity.

The permits are strategically located along a gold mineralization corridor that has been established over a length of 150 kilometres. The Deba and Tialkam permits cover 90 kilometers of this corridor with areas of 742 km^2 and 1100 km^2 respectively (700 sq. miles). The corridor was established by multi media geochemistry carried out from 1990 to 1999 by International Aid Agencies, Onarem, Anmercosa, Ashanti Gold, Barrick Gold, Imperial Metals and Pioneer Goldfields. Artisanal gold mining is predominant with over 50 sites, the most impressive of which is a vast open pit 60 meters deep.

After an extensive review of the historical data, St. Jude is highly encouraged by the potential to discover and develop additional gold resources in Niger. The heavy concentration of gold anomalies on Deba and Tialkam is similar to the nearby Samira Hill Mine (see attached geochem map). Semafo Inc. and Etruscan Resources recently poured their first gold bar at Samira Hill, and by doing so, have established that Niger offers a healthy business environment which encourages and supports mining exploration and development.

Samira Hill is a new world class gold mine that has current mineable reserves of 10 million tons grading 2.21 g/t for a total resource in all categories of 2.1 million ounces. Samira Hill is scheduled to produce 618,000 ounces of gold over the next 6.3 years, and future exploration plans include developing satellite deposits within the Samira Horizon which can be trucked to their mill. The Deba and Tialkam permits are located less than 5 kilometers from the Samira Hill mine. Previous operators (Barrick Gold), had suggested that the Samira gold bearing horizon extends to the Tialkam permit area.

Geology

The Deba and Tialkam prospecting permits are located in the Liptako area of Niger and are at the north-eastern tip of the major West African gold belt, extending from the Atlantic coast in Ghana, to the Niger River. The Liptako area is within the Main Shield, part of the West African craton, and consists predominantly of Lower Proterozoic Birimian formations composed of volcano-sedimentary belts that have been intruded by granitic rocks. Gold is found in quartz veins in association with sub-vertical shear zones. Deep weathering during quaternary wet periods has led to lateritisation that freed the gold from sulphides.

Tialkam permit has been extensively covered by multi media geochemistry with more than 35,000 samples collected. The numerous clusters of gold anomalies detected from soil, termite mound, lag, river-bed sediment and quartz float samples remain to be evaluated by drilling. A total of only 1300 meters of drilling was completed by Barrick, prior to their decision to move out of grassroots exploration in 1998.

The largest cluster, approximately 7 km long and 2.5 km wide, is over a gabbroic intrusion. Gold assays from lags reach 2.36 g/t; quartz float samples gave values higher than 1.0 g/t; and river-bed sediments have yielded high gold values almost over the entire length of the rivers. ICP assays have also delineated a Cu-Zn-Pb cluster over the gabbroic intrusion.

Deba permit has been extensively covered by multi media geochemistry with more than 25,000 samples collected. Several clusters identified by Pioneer Goldfields from soil geochemistry at a grid of 50m by 100m have not yet been evaluated by drilling.

Ashanti's 6,511 meters of fence drilling reconnaissance, at an average depth of 27 meters, was done between the Deba and Bolsi clusters for the verification of their continuity. Gold mineralization was intersected in twenty-five holes. The base metal prospects are gossans with Cu-Zn-Pb mineralization located near Bolsi, Kakou and Kakou East areas and within a favourable geological environment.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits amenable to low cost mining techniques. The company's West African projects now cover over 2,900 sq. km. (716,605 acres) of one of the richest and most productive gold bearing regions in the world. With $11 million in cash, no debt, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President


St. Jude
RESOURCES LTD.
2 km
Tiawa
Tialkam
Samira Deposit
Libiri Deposit
Saoura
Gold Mineralization
Corridor
Deba
Nassile
NIGER
BURKINA
FASO
N
Deba/Tialkam Concessions
NIGER, WEST AFRICA

St. Jude Resources Ltd.

Deba/Tialkam Concessions
NIGER, WEST AFRICA

STJUDEGOLD.COM



AFRICA
Mali
NIGER
Burkina Faso
Deba/ Tialkam
Ghana
Togo
Benin
Nigeria
River
Niger
N
NIGER
BURKINA FASO
Gold Mineralization Corridor
Gold Mineralization Corridor
NIGER
Tiawa
Tialkam
M'banga
Niamey
Niamey
Samira Deposit
Libiri Deposit
Saoura
Kobadie
Deba
Nassile
Kiki
Torodi
5 km